

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2020

Peter Leav
Chief Executive Officer
McAfee Corp.
6220 America Center Drive
San Jose, CA 95002

> **Re: McAfee Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2020**
> **File No. 333-249101**

Dear Mr. Leav:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Note 12: Employee Incentive / Benefit Plans, page F-32

1.   We note your disclosure here as well as on page 99 that a portion of the unvested time-based MEPUs and CRSUs will be recognized as compensation expense over future remaining service periods. If material, please revise to disclose, either here or in your subsequent events footnote, the amount of compensation expense that will be recognized in future periods. Please refer to ASC 855-10-50-2.

   You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Thomas Holden, Esq.